June 26, 2008

VIA EDGAR AND FACSIMILE ((202) 772-9217)

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Attn: Jeffrey P. Riedler and Sonia Barros

Re:	Dendreon Corporation

Registration Statement on Form S-3 (File No. 333-151573)

Ladies and Gentlemen:

Reference is made to the letter dated June 19, 2008 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement filed by Dendreon Corporation (the “Company”) on June 11, 2008.  We have considered these comments and have the following responses.  For ease of reference, the Staff’s comments precede each response below.  Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.
We note that you filed a 424(b)(5) prospectus on October 12, 2008 in which you state that the registration statement number 333-141388 covers the resale of shares by Azimuth.  Please supplementally explain to us why you need to re-register the resale of the shares by Azimuth on this new registration statement.

Pursuant to registration statement number 333-141388, dated March 16, 2007, the Company registered a total of $200,000,000 aggregate offering amount of securities.  The prospectus included in that registration statement indicated that registration statement covered only up to $53,200,000 of common stock, with the remaining $146,800,000 of registered securities being preferred stock, warrants or debt securities.  The Company has since exhausted the entirety of the value of common stock registered pursuant to registration statement number 333-141388 (see the Company’s Rule 424(b)(5) prospectus dated April 3, 2008).

In connection with the Company’s April 2008 offering and sale of common stock and warrants, the Company gave notice to Azimuth that the Company was reducing to zero Azimuth’s commitment under the Purchase Agreement to purchase the Company’s common stock.  Subsequent to the Registration Statement’s becoming effective, the Company intends to notify Azimuth that the Company has reinstated Azimuth’s commitment under the Purchase Agreement to purchase the Company’s common stock (i.e., up to the lesser of $130,000,000 or the number of shares that is one share less than 20% of the issued and outstanding shares of the Company’s common stock as of October 11, 2007, as set forth under “Plan of Distribution—Equity Line of Credit”).

2.
Please revise the cover page of the registration statement and the prospectus to reflect that this registration statement also covers the possible secondary offering of shares of common stock by Azimuth.  You should provide a separate line item on the cover page of the registration statement with an appropriate footnote, and you should describe the secondary offering on the cover page of the prospectus.

We do not believe it is necessary to disclose on the facing sheet of the Registration Statement or the cover page of the base prospectus contained therein the possibility that certain shares of common stock being registered may be sold by Azimuth in a secondary offering.  We note that issuers typically do not provide such disclosure in Form S-3 registration statements used to register securities that may be sold in secondary offerings by lenders in equity lines of credit.  See, e.g., CV Therapeutics, Inc. Registration Statement on Form S-3 (Apr. 20, 2001); ARIAD Pharmaceuticals, Inc. Registration Statement on Form S-3 (June 22, 2001).

There are a number of different ways in which our securities may be sold under this prospectus.  We will disclose on the cover page of each prospectus supplement the necessary details regarding the sales to be made under that prospectus supplement, which disclosure would include in the case of an offering pursuant to the Purchase Agreement information regarding Azimuth’s role.

We will, however, add additional disclosure regarding potential secondary offerings by Azimuth in the prospectus under “About This Prospectus” and “The Offering.”  Specifically, we will add statements under those headings to the effect that we may sell securities up to a total dollar amount of $300,000,000 (less the amount of our common stock that may be offered and sold by Azimuth in one or more secondary offerings, as described below), and that Azimuth may sell up to a total dollar amount of $130,000,000 of our common stock in one or more offerings, which common stock it may be obligated to purchase from us under the Purchase Agreement between Azimuth and us entered into in connection with our equity line of credit with Azimuth.

3.
Please update the prospectus to disclose any shares of common stock that have been issued to Azimuth under the equity line purchase agreement and any resale by Azimuth that have occurred under registration statement number 333-141388 or otherwise.

The Company confirms that no shares of common stock have been issued to Azimuth under the Purchase Agreement and that no resales by Azimuth have occurred under registration statement number 333-141388 or otherwise.  We will add disclosure under “Plan of Distribution—Equity Line of Credit” in this regard.

4.
Please provide all of the information regarding Azimuth as required by Item 507 of Regulation S-K that is available at this time and confirm that you will provide a prospectus supplement under Rule 424(b) with any updates or additional information required under Item 507 and as required to provide takedown information for subsequent offerings.

We will add the following disclosure under “Plan of Distribution—Equity Line of Credit” to fulfill the requirements of Item 507 of Regulation S-K:

•	A statement that, as of the date of the prospectus, Azimuth has purchased no shares of our common stock pursuant to the Purchase Agreement and otherwise owns no shares of our common stock; and

•
A statement that, within the past three years, neither Azimuth nor any of its predecessors or affiliates, nor any director, officer or employee of Azimuth or its predecessors or affiliates, has held any position or office, or had any other material relationship, with the Company, except in the equity line of credit, as described in the prospectus.

In addition, the Company confirms that it will provide a prospectus supplement under Rule 424(b) with any updates or additional information required under Item 507 and as required to provide takedown information for subsequent offerings.

* * * * *

Please contact me at (206) 829-1506 or Esmé Smith ((650) 739-3929) or Jacob Tiedt ((312) 269-4357) of Jones Day if you have any further questions regarding this filing.  Thank you for your attention to this matter.

Best regards,
/s/ Richard F. Hamm, Jr.
Senior Vice President and General Counsel

Enclosure

cc:	Christopher M. Kelly, Esq.